Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Box Ships Inc.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

Y09675102

(CUSIP Number)

January 19, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

CUSIP No. Y09675102

(1)	Names of reporting persons Nowacki Partners LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,043,864
(7) Sole dispositive power 0
(8) Shared dispositive power 2,043,864
(9)	Aggregate amount beneficially owned by each reporting person 2,043,864
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.6%(1)
(12)	Type of reporting person (see instructions) PN

(1)	Based on 31,010,555 shares outstanding as set forth in the Company’s Proxy Statement dated December 24, 2015, filed with the Securities and Exchange Commission as an Exhibit to the Company’s Report on Form 6-K filed December 24, 2015.

Page 3 of 9 Pages

CUSIP No. Y09675102

(1)	Names of reporting persons Nowacki Capital Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,043,864
(7) Sole dispositive power 0
(8) Shared dispositive power 2,043,864
(9)	Aggregate amount beneficially owned by each reporting person 2,043,864
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.6%(1)
(12)	Type of reporting person (see instructions) OO, HC

(1)	Based on 31,010,555 shares outstanding as set forth in the Company’s Proxy Statement dated December 24, 2015, filed with the Securities and Exchange Commission as an Exhibit to the Company’s Report on Form 6-K filed December 24, 2015.

Page 4 of 9 Pages

CUSIP No. Y09675102

(1)	Names of reporting persons Nowacki Asset Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 163,886
(9)	Aggregate amount beneficially owned by each reporting person 163,886
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) .0.5%(1)
(12)	Type of reporting person (see instructions) OO, IA

(1)	Based on 31,010,555 shares outstanding as set forth in the Company’s Proxy Statement dated December 24, 2015, filed with the Securities and Exchange Commission as an Exhibit to the Company’s Report on Form 6-K filed December 24, 2015.

Page 5 of 9 Pages

CUSIP No. Y09675102

(1)	Names of reporting persons Michael Nowacki
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 19,550
(6) Shared voting power 2,043,864
(7) Sole dispositive power 19,550
(8) Shared dispositive power 2,207,750
(9)	Aggregate amount beneficially owned by each reporting person 2,227,300
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 7.2%(1)
(12)	Type of reporting person (see instructions) IN, HC

(1)	Based on 31,010,555 shares outstanding as set forth in the Company’s Proxy Statement dated December 24, 2015, filed with the Securities and Exchange Commission as an Exhibit to the Company’s Report on Form 6-K filed December 24, 2015.

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Preamble

This Schedule 13G is filed by Nowacki Partners LP (“Nowacki Partners”), Nowacki Capital Management LLC. (“Nowacki Capital”), Nowacki Asset Management LLC (“Nowacki Asset”) and Michael Nowacki (collectively, the “Filers”) and amends, supplements and replaces in its entirety the Schedule 13D filed on October 6, 2015 (the “Schedule 13D”), by the Filers, relating to Common Shares, $0.01 par value (“Common Shares”) of Box Ships Inc. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the Filers, on January 9, 2015, relating to Common Shares. As part of a determination to sell Common Shares (which sales have not commenced), the Filers have determined that they no longer hold any Common Shares with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filers accordingly determined to again report their beneficial ownership of Common Shares on Schedule 13G.

Item 1(a) Name of issuer: Box Ships Inc.

Item 1(b) Address of issuer’s principal executive offices: 15 Karamanli Ave., GR 166 73, Voula, Greece

2(a) Name of person filing:

Nowacki Partners LP

Nowacki Capital Management LLC

Nowacki Asset Management LLC

Michael Nowacki

2(b) Address or principal business office or, if none, residence:

The address of the principal business office of each of the filing persons is 29525 Chagrin Blvd., Suite 301, Pepper Pike, Ohio 44122.

2(c) Citizenship:

Nowacki Partners LP-Ohio

Nowacki Capital Management LLC-Ohio

Nowacki Asset Management LLC-Ohio

Michael Nowacki-United States

2(d) Title of class of securities:

Common Shares, $0.01 par value

2(e) CUSIP No.: Y09675102

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

Page 7 of 9 Pages

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Nowacki Partners LP	2,043,864
Nowacki Capital Management LLC	2,043,864
Nowacki Asset Management LLC	163,886
Michael Nowacki	2,227,300

(b) Percent of class:

Nowacki Partners LP	6.6	%(1)
Nowacki Capital Management LLC	6.6	%(1)
Nowacki Asset Management LLC	0.5	%(1)
Michael Nowacki	7.2	%(1)

(1)	Based on 31,010,555 shares outstanding as set forth in the Company’s Proxy Statement dated December 24, 2015, filed with the Securities and Exchange Commission as an Exhibit to the Company’s Report on Form 6-K filed December 24, 2015.

Nowacki Partners LP owns directly all the Common Shares it beneficially owns. Nowacki Capital Management LLC and Nowacki Asset Management LLC own directly no Common Shares. Nowacki Capital Management LLC is the General Partner of Nowacki Partners LP. Pursuant to investment management agreements, Nowacki Asset Management LLC shares investment power with respect to the securities held by certain clients. Michael Nowacki controls each of Nowacki Capital Management LLC and Nowacki Asset Management LLC, as Managing Member. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, (i) Nowacki Capital Management LLC and Michael Nowacki are deemed to beneficially own the 2,043,864 Common Shares owned directly by Nowacki Partners LP (constituting approximately 6.6% of the Common Shares outstanding); and (ii) Nowacki Asset Management LLC and Michael Nowacki are deemed to beneficially own the 166,886 Common Shares owned by investment advisory clients of Nowacki Asset Management LLC (constituting approximately 0.5% of the Common Shares outstanding). Michael Nowacki individually owns directly 19,550 Common Shares through individual retirement accounts. Each of Nowacki Partners LP, Nowacki Capital Management LLC, Nowacki Asset Management LLC and Michael Nowacki disclaims the existence of any group with respect to the ownership of Common Shares.

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(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Nowacki Partners LP	0
Nowacki Capital Management LLC	0
Nowacki Asset Management LLC	0
Michael Nowacki	19,550

(ii) Shared power to vote or to direct the vote

Nowacki Partners LP	2,043,864
Nowacki Capital Management LLC	2,043,864
Nowacki Asset Management LLC	0
Michael Nowacki	2,043,864

(iii) Sole power to dispose or to direct the disposition of

Nowacki Partners LP	0
Nowacki Capital Management LLC	0
Nowacki Asset Management LLC	0
Michael Nowacki	19,550

(iv) Shared power to dispose or to direct the disposition of

Nowacki Partners LP	2,043,864
Nowacki Capital Management LLC	2,043,864
Nowacki Asset Management LLC	163,886
Michael Nowacki	2,207,750

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [            ].

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Shares beneficially owned by Nowacki Asset Management LLC are owned by investment advisory clients of Nowacki Asset Management LLC, as to which it shares discretionary investment power with the investment advisory clients. Michael Nowacki is the Managing Member of Nowacki Asset Management LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Page 9 of 9 Pages

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

NOWACKI PARTNERS LP

By: Nowacki Capital Management LLC, General Partner

/s/ Michael Nowacki
By: Michael Nowacki
Title: Managing Member

NOWACKI CAPITAL MANAGEMENT LLC

/s/ Michael Nowacki
By: Michael Nowacki
Title: Managing Member

NOWACKI ASSET MANAGEMENT LLC

/s/ Michael Nowacki
By: Michael Nowacki
Title: Managing Member

MICHAEL NOWACKI

/s/ Michael Nowacki

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the undersigned, of a statement on Schedule 13G (including amendments thereto) with respect to Common Shares of Box Ships Inc., and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 19th day of January, 2016.

NOWACKI PARTNERS LP

By:	Nowacki Capital Management LLC, General Partner

/s/ Michael Nowacki
By: Michael Nowacki
Title: Managing Member

NOWACKI CAPITAL MANAGEMENT LLC

/s/ Michael Nowacki
By: Michael Nowacki
Title: Managing Member

NOWACKI ASSET MANAGEMENT LLC

/s/ Michael Nowacki
By: Michael Nowacki
Title: Managing Member

MICHAEL NOWACKI

/s/ Michael Nowacki